17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax: (91-22) 6645 5685

June 23rd, 2008

Dr. Barrie Levitt
Chairman of the Board of Directors
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel
Fax No.:  972-4-872-7165

Taro Pharmaceutical Industries Ltd.
Italy House, Euro Park
Yakum 60972, Israel
Fax No.:  972-9-955-7443.

Re:	Taro Pharmaceuticals Ireland Limited

Dear Barrie:

I refer to your letter of June 19, 2008 to Taro’s shareholders, your letter of June 15, 2008 to me and the Initiating Motion filed by Taro in the Tel-Aviv District Court on the same day.

It is telling that, in each of these documents, Taro has been unable to address our substantive objections to the proposed sale of Taro’s Irish subsidiary (“Taro Ireland”). Instead, you have tried to deflect attention from the logic of our reasoning by accusing us of breaching our duty of good faith to Taro and its other shareholders. We find this laughable. We made public our grave concerns about the proposed sale, not because we were trying to improperly interfere with Taro’s business, as your lawsuit claims, but because, as a shareholder and potential owner of Taro – whose efforts to consummate the transaction we signed in 2007 you have blocked at every turn – we have no alternative means of alerting other shareholders to the unseemly circumstances of the proposed sale.

We have no intention of interfering with Taro’s business. Indeed, this would be contrary to our own interests. We do, however, seek full disclosure of the facts relating to the proposed sale of Taro Ireland, as well as management’s justifications for what would appear to a rational onlooker to be a disposition of a valuable asset at an inopportune time, and on terms highly unfavorable to Taro.

We once again present our key concerns:

1.
Mishandling of Asset.  Our primary objection lies in what we believe to be the Taro Board’s mishandling of Taro Ireland. Your simplistic statements that (i) Taro Ireland has been costing $800,000 per month to maintain, and (ii) its sale will enhance Taro’s cash flows, are yet another example of an ill-considered approach by the same management that led Taro to the brink of insolvency in 2006-7, requiring Sun to invest nearly $60 million to rescue the company. Selling the asset now may increase Taro’s short-term cash flow and improve the company’s performance this year. However, such sale would mean failing to realize a potentially substantial return on the investment of almost $50 million which Taro has made in Taro Ireland over the years.

Taro’s Election Not to Sell Taro Ireland; Engineering of Accounts. Pursuant to our Merger Agreement of May 18, 2007, Taro agreed, as is customary in such transactions, to conduct its business in the ordinary course until the closing of the transaction. A sale of Taro Ireland, which is a significant asset, cannot by any stretch of the imagination be considered an action in the ordinary course, and as such, Taro was required to obtain Sun’s consent to the proposed sale in 2007. While you make much of the fact that the Merger Agreement required Taro to obtain Sun’s consent, you fail to address the truth that Taro could have chosen to, but did not, sell Taro Ireland earlier, especially given that Taro Ireland has been loss-making since the Roscrea facility was acquired in March 2003. Not once during Taro’s financial crisis did you identify a sale of Taro Ireland as a means of improving liquidity. Before we entered into the Merger Agreement with Taro in May 2007, nothing prevented you from pursuing this option.

Why did Taro not pursue a sale earlier? On the facts available to us, it appears that your treatment of Taro Ireland in Taro’s financial statements has, for years, allowed management to present higher profits (or lower losses) to Taro’s shareholders. By capitalizing Taro Ireland’s operating costs, you were able to capitalize such costs as part of Taro Ireland’s fixed asset value on Taro’s consolidated balance sheet (as appears to be the case in the last annual report filed by Taro). Then, it appears that you made a conscious decision to write down the value of Taro Ireland in the unaudited financial statements for 2006, presumably because this enabled Taro to lump the write-down together with other line items in Taro’s worst financial statements ever. To a rational onlooker, it would seem that this was done in the hopes that Taro’s shareholders would fail to notice it as a separate item. This is precisely the type of accounting gamesmanship that we have come to expect from you and your management. Now, you conveniently claim that selling Taro Ireland will help Taro show higher profits.  If retaining Taro Ireland was in the interests of Taro’s shareholders earlier, why is that not the case now?

Taro Ireland’s New Products; Potential Revenue. In our view, now is not the time to sell. Things are finally looking up for Taro Ireland; the Irish authorities have approved, or are in the process of approving, a number of products. These products can provide wide access to European markets, and selling now could mean failing to realize potentially significant profits. We believe that the cost of boosting Taro’s short-term cash flows in this manner is too high. Shareholder value is best optimized by cultivating Taro Ireland as a source of future revenues.

We have set out the facts as they appear to us, and are confident that when other shareholders are provided with full disclosure, they will agree entirely with us as to the long-term potential of Taro Ireland and support our objections to the proposed sale. If you feel that we have gotten the wrong impression, we are sure that you will not hesitate to provide Taro’s shareholders with full disclosure as to: (i) the total investment made in Taro Ireland to date, including capitalized losses; (ii) the present asset base of Taro Ireland; (iii) Taro Ireland’s financials for the last five years (including sales, expenditure and profits); and (iv) Taro Ireland’s products which have been, or are in the process of being, approved by the Irish and other authorities.

2.           Unfavorable Terms of Proposed Sale. In addition to the questionable rationale for the proposed sale, we have serious misgivings about the patently unfavorable terms of such sale, which include:

(i)           Significant undervaluation of the Irish operations. You previously sought our permission under the Merger Agreement to sell Taro Ireland for less than the value of the real estate on which the facilities stand. Such a price would be lower than Taro Ireland’s existing asset value, even without taking into account the probable future growth described above; and

(ii)           A form of consideration which puts the risk on Taro. We understand that the proposed consideration includes earn-out payments based on future profits, which are contingent on the third party buyer’s performance, and are not within Taro’s control. Further, such amounts, if payable, will only be received at some future time. Your acceptance of such contingent payments contradicts your ostensible reason for the sale, which, as your letter to Taro’s shareholders claims, is meant to enhance Taro’s cash resources.

To date, Taro has neither been able to reconcile the valuation used in the proposed sale nor provide evidence that this is the best offer available.

3.           No Transparent Sale Process. We find it telling that, in conjunction with the unfavorable terms of the proposed sale, Taro has failed to demonstrate a thorough and transparent sale process, including:

(i)           No disclosure as to process. Taro has not explained what steps it has taken to ensure the best possible offer for Taro Ireland. To our knowledge, there was no public solicitation of bids. How has Taro publicized the sale? How many offers have been received? Has Taro retained financial or other advisors to assist in presenting Taro Ireland in the best possible light, and to evaluate any offers received?

In fact, on June 15, after we highlighted the failings of the proposed sale, you hastily invited Sun to submit a bid by June 23. While we see no reason to hid on an asset in which we hold a significant stake, this invitation – seemingly an afterthought – only exacerbates our concern that there is indeed no systematic process in place to ensure the best possible terms of sale.

(ii)           Identity of proposed buyer. In addition to the undervaluation and risky form of consideration being proposed, we understand that one of the potential buyers has a close relationship with Taro’s senior management. As communicated to you in the past, we have serious doubts as to the arm’s length nature of the proposed transaction. Given the concerns we raised previously, this close relationship should, if anything, have prompted Taro to implement an unimpeachable sale process – which Taro has resoundingly failed to demonstrate.

We are sure that we speak for all shareholders unaffiliated with the management in our quest to obtain full disclosure as to the process by which Taro’s management concluded that such a sale would be in the best interests of Taro and all its shareholders.

4.           Entrenchment by the Levitt Family. As we see it, you are proposing to sell Taro Ireland. after investing $50 million in it, and at the very point when it is on the cusp of generating potentially substantial revenue, to a party closely related to senior management, and for a price less than the value of the land on which the facilities stand (part of which price comprises risky contingent future payments). It is no surprise then, that Taro is unable to demonstrate having undertaken a robust sale process. The only rational reason we can imagine for a sale so economically and strategically unfavorable to Taro and its shareholders is that it forms part of your concerted effort to discourage Sun from exercising its right to acquire Taro. This is yet another example of your flagrant breach of fiduciary duty and continued entrenchment by the Levitt family.

I would remind you and the Taro Board that the improper termination of the Merger Agreement does not give Taro the right to sell Taro Ireland without our consent. Any action of this nature will force Sun to hold each of Taro’s Directors personally accountable. Any potential buyer would also be entering into such a transaction at its own risk, and Sun reserves all its rights against Taro, its Directors, and any potential buyer.

Very truly yours,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman and Managing Director

cc:
Tal Levitt
Jacob Levitt, M.D.
Daniel Moros, M.D.
Gad Keren
Micha Friedman
Heather Douglas
Eric Johnston
Myron Strober
Haim Fainaro
Ben Ziod Hod